January 12, 2012

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Ms. LaMothe:

Further to your December 29, 2011 correspondence to Huron Consulting Group, Inc. (the “Company”), we provide below our response to each of your comments. For each response below where applicable, capitalized terms that are not otherwise defined are used as defined in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

Form 10-K for year ended December 31, 2010

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Contractual Obligations, page 48

1.	Given that you note elsewhere that interest is based on a LIBOR spread or a base rate as selected by you (as appears to be the case with your Amended and Restated Credit Agreement entered into on April 14, 2011), it is unclear how you are unable to quantify future obligations related to interest due on your borrowings. Based on the significance of your credit agreements, some level of quantitative information surrounding the interest obligations on your borrowings would be beneficial to an investor. Please advise.

Response: As disclosed under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing Activities”, fees and interest on borrowings vary based on our total debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio (the “Leverage Ratio”) as set forth in the Agreement. Interest is based on a spread over LIBOR or a spread over the base rate, as selected by the Company. The base rate is the greater of the Federal Funds Rate plus 0.5% or the Prime Rate. We have determined that we are unable to quantify future obligations related to interest on our borrowings for the following reasons:

550 W. Van Buren Street

Chicago, IL 60607

P 312-583-8740     F 312-583-8701

www.huronconsultinggroup.com

•

Variability of Total Borrowings. Our total interest payments will vary based on our level of borrowings under the Agreement, which can fluctuate significantly due to a number of factors including, but not limited to, the level and timing of our investments, such as capital expenditures and business acquisitions, our working capital needs, and the amount and timing of cash flow generated from our operations to repay our debt.

•

Variability of Spread due to fluctuations in Leverage Ratio. The Leverage Ratio used to determine our spread is similarly difficult to predict for the reasons discussed above with regard to debt levels and also because our EBITDA can vary significantly from period to period depending on the results of our operations.

•

Variability of Interest Expense due to Variable Short-term Interest Rates. While we have the ability to select whether our interest will be based on a LIBOR spread or a spread over the base rate, as defined above, we are unable to predict the underlying rates throughout the term of the borrowing. These rates remain variable throughout the term of the borrowing.

Based on the above factors, we are unable to calculate precise amounts that will be due at any specific point in time in the future due to the extensive assumptions such quantification would require. As such, we believe that disclosing an estimate of our future interest obligations would not add value to our disclosures. However, in future filings, we will enhance the current disclosures under the Contractual Obligations table to provide investors with a more detailed explanation of the variability relating to our future interest payments or refer readers to the relevant discussion.

Form 10-Q for period ended September 30, 2011

Notes to Consolidated Financial Statements, page 5

10. Derivative Instrument and Hedging Activity, page 12

2.	Please tell us how the entry into the Amended and Restated Credit Agreement impacted your outstanding interest rate swap agreement that is set to expire on February 23, 2012, including how you determined there was no ineffectiveness resulting from such change in your variable-rate borrowings.

Response: The entry into the Amended and Restated Credit Agreement did not impact the hedging designation or accounting treatment of our outstanding interest rate swap agreement. Furthermore, there was no material ineffectiveness resulting from the change in our variable-rate borrowings. The Company arrived at these conclusions based on the following factors:

1.	The refinancing of the credit facility was deemed to be a modification of debt as opposed to an extinguishment of debt. As such, the hedged item (i.e. the variability in interest payments on variable rate debt) continued to exist under the new credit facility.

2.	The underlying terms continue to be the same under the new debt instrument:

550 W. Van Buren Street

Chicago, IL 60607

P 312-583-8740     F 312-583-8701

www.huronconsultinggroup.com

•	The Company continues to have $100 million of variable rate debt outstanding under the new debt instrument.

•	The floating-rate leg of the interest rate swap and the hedged variable cash flows of the new debt are based on the same interest rate index, which is one-month LIBOR.

•

The interest rate reset dates applicable to the floating-rate leg of the interest rate swap and to the hedged variable cash flows of the new debt are the same, which is the last business day of each month. It should be noted that due to the timing of the closing of the re-financing, which was mid-month, the reset dates of the debt did not match exactly to those of the swap for a short period of time, specifically 47 days following closing of the new credit facility, but exactly matched thereafter. The resulting difference in the single period settlement of the swap due to this timing difference was immaterial (less than $10,000) and as such, the mark-to-market of the fair value of the swap continued to be classified as other comprehensive income, with no impact to current earnings. The Company is able to conclude that the derivative remains highly effective and that based upon analogy to ASC 815-20-55 (formerly DIG Issue E15), that this settlement difference does not result in ineffectiveness.

Based on the above considerations, the Company concluded that hedge designation and accounting continued to be appropriate for the interest rate swap.

In response to your letter, the Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above discussed filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me at 550 West Van Buren Street, Chicago, IL 60607, (312) 583-8740.

Sincerely,

/s/ C. Mark Hussey

C. Mark Hussey
Executive Vice President, Chief Financial Officer and Treasurer

550 W. Van Buren Street

Chicago, IL 60607

P 312-583-8740     F 312-583-8701

www.huronconsultinggroup.com